Filed Pursuant to Rule 424(b)(2)
Registration No. 333-133007
October 30, 2007

PRICING SUPPLEMENT
(To Prospectus Dated April 5, 2006 and
Prospectus Supplement Dated October 23, 2007)
HSBC USA Inc.
$ 316,000
Enhanced Market Participation Notes
Terms used in this pricing supplement are described or defined in the prospectus supplement and prospectus. The notes offered will have the terms described in the prospectus supplement and prospectus. The notes are not principal protected, and you may lose up to 100% of your initial investment.

This pricing supplement relates to a single notes offering. Although the offering relates to the reference asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference asset or as to the suitability of an investment in the related notes. The following key terms relate to this note offering:

Reference Asset (TICKER)	Upside Participation Rate	Maximum Cap	Issue Amount	Agent’s Discount or Commission Per Note / Total (1)	Proceeds to Us Per Note / Total	CUSIP / ISIN	Final Valuation Date(2)
PHLX Gold & Silver SectorSM Index (XAU)	300%	24.50%	$316,000.00	2.50% / $7,900.00	97.50% / $308,100.00	4042K0DD4 / 4042K0DD46	October 29, 2008
(1)Agent's discount may vary but will be no more than the amount listed in “Agent's Discount or Commission per Note / Total,” above
(2) The final valuation date is subject to adjustment as described herein.

•	Principal Amount:	$1,000 per note.
•	Trade Date:	October 26, 2007
•	Pricing Date:	October 26, 2007
•	Original Issue Date:	October 31, 2007
•	Maturity Date:	3 business days after the final valuation date and is expected to be November 3, 2008. The maturity date is subject to further adjustment as described herein.
•	Payment at Maturity:	For each note, the cash settlement value.
•	Cash Settlement Value:	You will receive a cash payment on the maturity date that is based on the index return (as described below):
- If the index return is greater than or equal to 0.00%, you will receive an amount equal to 100% of the principal amount plus the lesser of:
(i) the product of (a) the principal amount multiplied by (b) the index return multiplied by the upside participation rate; and
(ii) the product of (a) the principal amount multiplied by (b) the maximum cap; and

-   If the index return is less than 0.00%, you will lose 1% of the principal amount for each percentage point that the index return is below 0.00%. For example, if the index return is -30%, you will suffer a 30% loss and receive 70% of the principal amount.

•	Index Return:	The quotient, expressed as a percentage, of (i) the index ending level minus the index starting level divided by (ii) the index starting level, expressed as a formula:

•	Index Starting Level:	182.41, which represents the official closing level of the reference asset as determined by the calculation agent on the pricing date.
•	Index Ending Level:	The official closing level of the reference asset as determined by the calculation agent on the final valuation date.
•	Form of notes:	Book-Entry.
•	Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the notes involves certain risks. You should refer to “Risk Factors” beginning on page PR-4 of this document and page S-3 of the prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement, or the accompanying prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. In addition, HSBC Securities (USA) Inc. or another of our affiliates or agents may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

We have appointed HSBC Securities (USA) Inc. as agent for the sale of the notes. HSBC Securities (USA) Inc. will offer the notes to investors directly or through other registered broker-dealers.

CALCULATION OF REGISTRATION FEE

Title of Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Enhanced Market Participation Notes due November 3, 2008	$316,000.00	$9.70
(1)Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

HSBC SECURITIES (USA) INC.
October 30, 2007

SUMMARY

General Terms

This pricing supplement relates to a single notes offering. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the notes offering relates to the reference asset identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the reference asset or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 5, 2006 and the prospectus supplement dated October 23, 2007. You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page PR-4 of this pricing supplement and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to “HSBC”, “we,” “us” and “our” are to HSBC USA Inc.

Payment at Maturity

On the maturity date, for each note, we will pay you the cash settlement value, which is an amount in cash based on the index return, as described below:

•	If the index return is greater than or equal to 0.00%, you will receive an amount equal to 100% of the principal amount plus the lesser of:

(i) the product of (a) the principal amount multiplied by (b) the index return multiplied by the upside participation rate; and

(ii) the product of (a) the principal amount multiplied by (b) the maximum cap; and

•
If the index return is less than 0.00%, you will lose 1% of the principal amount for each percentage point that the index return is below 0.00%. For example, if the index return is -30%, you will suffer a 30% loss and receive 70% of the principal amount.

Interest

The notes will not bear interest.
Expenses

We estimate that we will spend approximately $5,000 for printing, trustee and legal fees and other expenses allocable to the offerings for each offering of notes.

Market Disruption Event

If the final valuation date is not a scheduled trading day with respect to the reference asset, then the final valuation date for the reference asset will be the next scheduled trading day. If a market disruption event (as defined below) exists with respect to the reference asset on the final valuation date, then the final valuation date for the reference asset will be the next scheduled trading day for which there is no market disruption event. If a market disruption event exists with respect to the reference asset on eight consecutive scheduled trading days, then that eighth scheduled trading day will be the final valuation date for the reference asset, and the calculation agent will determine the index ending level of the reference asset on that date in good faith and in its sole discretion. If the final valuation date is postponed, then the maturity date will also be postponed until the third business day following the postponed final valuation date for the reference asset.

“Market disruption event” for the reference asset means any scheduled trading day on which any relevant exchange or related exchange fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which we determine is material:

(a) The occurrence or existence of a condition specified below at any time:

(i) Any suspension of or limitation imposed on trading by any relevant exchanges or related exchanges or otherwise, (A) relating to the reference asset or (B) in futures or options contracts relating to the reference asset on any related exchange; or

(ii) Any event (other than any event described in (b) below) that disrupts or impairs the ability of market participants in general (A) to effect transactions in, or obtain market values for any constituent included in the reference asset or (B) to effect transactions in, or obtain market values for, futures or options contracts relating to the reference asset on any relevant related exchange; or

(b) The closure on any scheduled trading day of any relevant exchange relating to any constituent included in the reference asset or any related exchange prior to its scheduled closing time (unless the earlier closing time is announced by the relevant exchange or related exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on the exchange and (ii) the submission deadline for orders to be entered into the relevant exchange or related exchange for execution at the close of trading on that day).

“Related exchange” for the reference asset means each exchange or quotation system on which futures or options contracts relating to the reference asset are traded, or any successor or temporary substitute for such exchange or quotation system (provided we have determined, for a substitute exchange or quotation system, that liquidity on such substitute is comparable to liquidity on the original related exchange).

“Relevant exchange” for the reference asset means any exchange on which constituents then included in the reference asset trade.

“Scheduled closing time” means the scheduled weekday closing time of the relevant exchange or related exchange, without regard to after hours or any other trading outside of the regular trading session hours.

“Scheduled trading day” for the reference asset means any day on which all of the relevant exchanges and related exchanges are scheduled to be open for trading for each security then included in the reference asset.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the notes.

INVESTOR SUITABILITY

The notes may be suitable for you if:

♦    You believe the reference asset will appreciate moderately—meaning that you believe the reference asset will appreciate over the term of the notes, but do not believe such appreciation (as magnified by the upside participation rate) is likely to exceed the maximum cap (to be determined on the pricing date).

♦    You are willing to make an investment that is exposed to the full downside performance risk of the reference asset.

♦    You are willing to forego dividends paid on the stocks included in the reference asset.

♦    You do not seek current income from this investment.

♦    You are willing to hold the notes to maturity.

The notes may not be suitable for you if:

♦    You do not believe the reference asset will appreciate over the term of the notes, or you believe the reference asset will appreciate (as magnified by the upside participation rate) by more than the maximum cap (to be determined on the pricing date) during the term of the note.

♦    You are unwilling to make an investment that is exposed to the full downside performance risk of the reference asset.

♦    You seek an investment that is exposed to the full potential appreciation of the reference asset, without a cap on participation.

♦    You prefer to receive the dividends paid on any stocks included in the reference asset.

♦    You seek current income from this investment.

♦    You are unable or unwilling to hold the notes to maturity.

♦    You seek an investment for which there will be an active secondary market.

RISK FACTORS

We urge you to read the section “Risk Factors” on page S-3 in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the reference asset or the constituents comprising the reference asset. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus supplement and prospectus.

As you review “Risk Factors” in the accompany prospectus supplement, you should pay particular attention to the following sections:

•	“— Risks Relating to All Note Issuances”; and

•	“— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset”.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes are Not Principal Protected and You May Lose Up to 100% of Your Initial Investment.

The notes are not principal protected. The notes differ from ordinary debt securities in that we will not pay you 100% of your principal amount if the index return is negative. In that event, you will lose 1% of the original principal amount for each percentage point that the index return is below 0.00%. Accordingly, you may lose up to 100% of your initial investment in the notes.

Your Gain on the Notes at Maturity May Not Reflect the Full Performance of the Reference Asset.

Your payment at maturity per note will not be greater than an amount equal to the principal amount plus the product of (i) the principal amount and (ii) the maximum cap. This means that the maximum return for each note is the maximum cap. Therefore, you may not have the benefit of full exposure to the positive performance (as magnified by the Upside Participation Rate) of the reference asset if the product of the index return multiplied by the upside participation rate is greater than the maximum cap.

The Notes will not be Listed on any Securities Exchange or Quotation System.

We intend to offer to purchase the notes in the secondary market but are not required to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which we are willing to buy the notes.

You Must Rely on Your Own Evaluation of the Merit of An Investment Linked to the Reference Asset.

In the ordinary course of our business, we or any of our affiliates may from time to time express views on expected movements in the Gold and Silver Mining Industry. These views may vary over differing time horizons and are subject to change without notice. Moreover, other professionals who deal in the equity markets may at any time have significantly different views than us or any of our affiliates. In connection with any purchase of the notes, investors should investigate the gold and silver mining industry, and not rely on our views and those of any of our affiliates with respect to future price movements in the gold and silver mining sector or the companies underlying the reference asset. Investors should make such investigation as they deem appropriate as to the merits of an investment in the notes linked to the reference asset.

All of the stocks included in the Reference Asset are concentrated in one industry.

All of the stocks included in the reference asset are issued by companies in the gold and silver mining industry, or companies whose revenues consist of royalty income from gold and silver mining operations. As a result, the stocks that will determine the performance of the notes are concentrated in one industry. Although an investment in the notes will not give holders any ownership or other direct interests in the stocks underlying the reference asset, the return on an investment in the notes will be subject to certain risks similar to those associated with direct equity investments in the gold and silver mining industry.

The Reference Asset is not necessarily representative of the gold and silver mining industry.

While the stocks comprising the reference asset are common stocks of companies generally considered to be involved in various segments of the gold and silver mining industry, or companies whose revenues consist of royalty income from gold and silver mining operations, the stocks underlying the reference asset and the reference asset may not necessarily follow the price movements of the entire gold and silver mining industry generally. If the stocks underlying the reference asset decline in value, the reference asset will decline in value even if common stock prices in the gold and silver mining industry generally increase in value.

The performance of the stocks underlying the Reference Asset may be influenced by gold and silver prices

The performance of the stocks underlying the reference asset may be affected by the price of gold and silver in commodities markets. Gold and silver prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the prices of gold and silver are generally quoted), interest rates and gold and silver borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold and silver prices may also be affected by industry factors such as industrial and jewelry demand, lending, levels of gold and silver production and production costs, and short-term changes in supply and demand because of trading activities in the gold and silver market. Gold prices may also be affected by sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold. It is not possible to predict the aggregate effect of all or any combination of these factors.

The Notes will not Bear Interest.

As a holder of the notes, you will not receive interest payments.

Changes that Affect the Reference Asset Will Affect the Market Value of the Notes and the Amount You Will Receive at Maturity.

The policies of the publisher, sponsor or compiling authority for the reference asset (“reference sponsor”) concerning additions, deletions and substitutions of the stocks underlying the reference asset and the manner in which the reference sponsor takes account of certain changes affecting such stocks underlying the reference asset may affect the value of the reference asset. The policies of the reference sponsor with respect to the calculation of the reference asset could also affect the value of the reference asset. The reference sponsor may discontinue or suspend calculation or dissemination of the reference asset. Any such actions could affect the value of the notes.

Please read and pay particular attention to the section “Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset” in the accompanying prospectus supplement.

Tax Treatment.

You should carefully consider, among other things, the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes.

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain, as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, the notes should be treated as pre-paid forward or other executory contracts with respect to the reference asset. We intend to treat the notes consistent with this approach and pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts” in the prospectus supplement for certain U.S. federal income tax considerations applicable to notes that are treated as pre-paid cash-settled forward or other executory contracts.

Certain of the entities included in the reference asset could be treated as a "real estate investment trust" ("REIT"), partnership, trust, or "passive foreign investment company" ("PFIC") for U.S. federal income tax purposes, or otherwise as a "pass-thru entity" for purposes of section 1260 of the Code, in which case it is possible that the note will be subject to the "constructive ownership" rules of section 1260 of the Code. If so, the portion of any gain that relates to a pass-thru entity that would otherwise be treated as long-term capital gain recognized on the sale, exchange, maturity, or other taxable disposition of the notes could be treated as ordinary income and subject to an interest charge.

Because of the uncertainty regarding the tax treatment of the notes, we urge you to consult your tax advisor as to the tax consequences of your investment in a note. For a more complete discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under “Certain U.S. Federal Income Tax Considerations.”

ILLUSTRATIVE EXAMPLES

The following examples are provided for illustration purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the reference asset relative to its index starting level. We cannot predict the index ending level of the reference asset on the final valuation date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical index starting level used in the illustrations below is not the actual index starting level of the reference asset. You should not take these examples as an indication or assurance of the expected performance of the reference asset. With respect to the notes, the cash settlement value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those of HSBC. The numbers appearing in the examples below have been rounded for ease of analysis.

The following examples indicate how the cash settlement value would be calculated with respect to a hypothetical $1,000 investment in the notes. These examples assume the notes are held to maturity, a maximum cap of 24.50% and an upside participation rate of 300%.

  Example 1: The index return is positive over the term of the notes and the product of the index return multiplied by the upside participation rate is greater than the maximum cap.

Reference Asset
Index Starting Level	182.41
Index Ending Level	206.01
Index Return	12.94%
Index Return x Upside Participation Rate:	38.82%
Maximum Cap:	24.50%
Cash Settlement Value:	$1,245.00

Here, the index return is 12.94%.

Because the index return is positive, the cash settlement value equals the principal amount of the note plus the lesser of (1) the product of (a) the principal amount multiplied by (b) the index return multiplied by the upside participation rate and (2) the product of (a) the principal amount multiplied by (b) the maximum cap. Accordingly, at maturity, the cash settlement value in this example would equal $1,000.00 plus (a) $1,000.00 times (b) 24.50%. Therefore, the notes would pay $1,245.00 at maturity.

Example 1 shows that you are assured the return of your principal investment when the index ending level is greater than the index starting level for the reference asset. Example 1 also illustrates that if the product of the index return multiplied by the upside participation rate exceeds the stated maximum cap, your return on the notes will be limited to that stated maximum cap.

  Example 2: The index return is positive over the term of the notes, and the product of the index return multiplied by the upside participation rate is less than the maximum cap.

Reference Asset
Index Starting Level	182.41
Index Ending Level	194.21
Index Return	6.47%
Index Return x Upside Participation Rate:	19.41%
Maximum Cap:	24.50%
Cash Settlement Value:	$1,194.10

Here, the index return is 6.47%.

Because the index return is positive, the cash settlement value equals the principal amount of the notes plus the lessor of (1) the product of (a) the principal amount multiplied by (b) the index return multiplied by the upside participation rate and (2) the product of (a) the principal amount multiplied by (b) the maximum cap. Accordingly, at maturity, the cash settlement value in this example would equal $1,000 plus (a) $1,000 times (b) 6.47% multiplied by 300%. Therefore, the notes would pay $1,194.10 at maturity.

Example 2 illustrates how a positive index return is magnified by the leverage provided by the upside participation rate until the maximum cap is reached.

Example 3: The index return is negative over the term of the notes.

Reference Asset
Index Starting Level	182.41
Index Ending Level	170.61
Index Return:	-6.47%
Cash Settlement Value:	$935.30

Here, the index return is -6.47%.

Because the index return is negative, the cash settlement value results in 1% of principal loss for each percentage point that the index return falls below 0.00%. Accordingly, at maturity, the cash settlement value in this example would equal $1,000 multiplied by 93.53%. Therefore, the cash settlement value would be $935.30.

Example 3 shows that a significant negative index return may result in loss of up to 100% of an investor’s initial investment in the notes.

DESCRIPTION OF THE REFERENCE ASSET
General

This pricing supplement is not an offer to sell and it is not an offer to buy interests in the reference asset, or any of the securities comprising the reference asset. All disclosures contained in this pricing supplement regarding the reference asset, including its make-up, performance, method of calculation and changes in its components, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the reference asset or any component underlying the reference asset contained in this pricing supplement. You should make your own investigation into the reference asset.

We urge you to read the section “Sponsors or Issuers and Reference Asset” on page S-25 in the accompanying prospectus supplement.

The PHLX Gold and Silver SectorSM Index

The reference asset is a capitalization-weighted index and is designed to measure the performance of sixteen companies involved in the gold and silver mining industry, or companies whose revenues consist of royalty income from gold and silver mining operations (the "underlying stocks"). The reference asset (index symbol "XAU") is published by the PHLX and was set to 100 in January 1979. Options commenced trading on the reference asset on December 19, 1983. The following is a list of companies included in the reference asset and their trading symbols: Agnico-Eagle Mines Limited (AEM); AngloGold Ashanti Limited (AU); Barrick Gold Corporation (ABX); Coeur d' Alene Mines Corporation (CDE); Freeport-McMoran Copper & Gold Inc. (FCX); Gold Fields Limited (GFI); Goldcorp Inc. (GG); Harmony Gold Mining Company Limited (HMY); Kinross Gold Corporation (KGC); Meridian Gold Inc (MDG); Newmont Mining Corporation (NEM); Pan American Silver Corp. (PAAS); Randgold Resources Limited (GOLD); Royal Gold, Inc. (RGLD), Silver Standard Resources Inc. (SSRI) and Yamana Gold Inc. (AUY).

License Agreement

The Philadelphia Stock Exchange, Inc. ("PHLX") and HSBC have entered into or, to the extent required, will enter into a non-exclusive license agreement providing for the license to HSBC, in exchange for a fee, of the right to use the PHLX Gold and Silver Sector Index, which is owned and published by the PHLX, in connection with certain securities, including the Notes.

The license agreement between PHLX and HSBC provides that the following language must be stated in this pricing supplement:

The notes are not sponsored, endorsed, sold or promoted by PHLX. PHLX makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in the notes generally or in the PHLX Gold and Silver SectorSM Index particularly or the ability of the PHLX Gold and Silver SectorSM Index to track market performance. PHLX's only relationship to HSBC is the licensing of certain names and marks and of the PHLX Gold and Silver SectorSM Index, which is determined, composed and calculated without regard to HSBC. PHLX has no obligation to take the needs of HSBC or the owners of the notes into consideration in determining, composing or calculating the PHLX Gold and Silver SectorSM Index. PHLX is not responsible for and has not participated in any determination or calculation made with respect to the issuance or redemption of the notes. PHLX has no obligation or liability in connection with the administration, purchase, sale, marketing, promotion or trading of the notes.

PHLX DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE PHLX GOLD AND SILVER SECTORSM INDEX (XAUSM) OR ANY DATA INCLUDED THEREIN. PHLX MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY HSBC, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE PHLX GOLD AND SILVER SECTORSM INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. PHLX MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE NOTES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL PHLX HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES."

The licensing agreement between HSBC and Philadelphia Stock Exchange is solely for their benefit and not for the benefit of the owners of the notes or any other third parties.

Historical Performance of the Reference Asset

The following table sets forth the quarterly high and low intraday levels, as well as end-of-quarter closing levels, of the reference asset for each quarter in the period from January 1, 2004 through September 28, 2007 and for the period from October 1, 2007 through October 26, 2007. The closing level of the reference asset on October 26, 2007 was 182.41. We obtained the data in the following table from Bloomberg Financial Service, without independent verification by us. Historical levels of the reference asset should not be taken as an indication of future performance, and no assurance can be given that the level of the reference asset will increase relative to the index starting level during the term of the notes.

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2004	113.41	92.78	104.95
June 30, 2004	106.36	76.79	86.29
September 30, 2004	102.25	81.40	101.95
December 31, 2004	111.50	95.93	99.35
March 31, 2005	103.80	87.60	93.73
June 30, 2005	95.10	78.23	93.01
September 30, 2005	115.24	89.02	112.92
December 31, 2005	129.60	101.06	128.03
March 31, 2006	156.47	121.76	141.62
June 30, 2006	171.71	119.11	143.57
September 30, 2006	153.15	121.75	128.42
December 31, 2006	149.95	117.44	142.25
March 31, 2007	148.11	126.35	137.01
June 30, 2007	148.50	130.83	135.95
September 30, 2007	173.17	120.41	168.75
October 1, 2007 to October 26, 2007	186.67	163.49	182.41

Sensitivity Analysis- Hypothetical payment at maturity for each $10,000 principal amount of notes.

The table below illustrates the payment at maturity (including, where relevant, the payment in respect of the index return) on a $10,000 investment in notes for a hypothetical range of performance for the index return from -100% to +100%. The following results are based solely on the assumptions outlined below. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis. You should not take the below illustration as an indication or assurance of the expected performance of the reference asset or return of the notes.

Assumptions:

•	Principal Amount:	$10,000

•	Upside Participation Rate:	300%

•	Maximum Cap	24.50%

Index Return	Upside Participation Rate	Return on the Notes (%)	Payment at Maturity
100.00%	300%	24.50%	$12,450
90.00%	300%	24.50%	$12,450
80.00%	300%	24.50%	$12,450
70.00%	300%	24.50%	$12,450
60.00%	300%	24.50%	$12,450
50.00%	300%	24.50%	$12,450
40.00%	300%	24.50%	$12,450
30.00%	300%	24.50%	$12,450
20.00%	300%	24.50%	$12,450
10.00%	300%	24.50%	$12,450
5.00%	300%	15.00%	$11,500
0.00%	N/A	0.00%	$10,000
-5.00%	N/A	-5.00%	$9,500
-10.00%	N/A	-10.00%	$9,000
-20.00%	N/A	-20.00%	$8,000
-30.00%	N/A	-30.00%	$7,000
-40.00%	N/A	-40.00%	$6,000
-50.00%	N/A	-50.00%	$5,000
-60.00%	N/A	-60.00%	$4,000
-70.00%	N/A	-70.00%	$3,000
-80.00%	N/A	-80.00%	$2,000
-90.00%	N/A	-90.00%	$1,000
-100.00%	N/A	-100.00%	$0

The notes are intended to be long term investments and, as such, should be held to maturity. They are not intended to be short-term trading instruments. The price at which you will be able to sell your notes prior to maturity may be at a substantial discount from the principal amount of the notes, even in cases where the level of the reference asset has appreciated since the pricing date of the notes. The potential returns described here assume that your notes are held to maturity.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider, among other things, the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes. This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes. Under one approach, the notes should be treated as pre-paid forward or other executory contracts with respect to the reference asset. We intend to treat the notes consistent with this approach and pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts” in the prospectus supplement for certain U.S. federal income tax considerations applicable to notes that are treated as pre-paid cash-settled forward or other executory contracts.

If one or more of the entities included in the reference asset are treated as a REIT, partnership or trust, or PFIC for U.S. federal income tax purposes, or otherwise as a "pass-thru entity" for purposes of section 1260 of the Code, it is possible that the note will be subject to the "constructive ownership" rules of section 1260 of the Code. If so, the portion of any gain that relates to a pass-thru entity that would otherwise be treated as long-term capital gain recognized on the sale, exchange, maturity, or other taxable disposition of the notes could be treated as ordinary income and subject to an interest charge. Prospective investors in the notes should consult the offering documents for the entities included in the reference asset and their tax advisors as to the possibility that one or more of the entities included in the reference asset is treated as a REIT, a partnership or trust, or a PFIC for U.S. federal income tax purposes, or otherwise as a "pass-thru entity" for purposes of section 1260 of the Code, and section 1260 applies to their note.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible and the timing and character of income in respect of the notes might differ from the treatment described above. For example, the notes could be treated as debt instruments that are “contingent payment debt instruments” for federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts” in the prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

CERTAIN ERISA CONSIDERATIONS

We urge you to read and consult “Certain ERISA Considerations” in the prospectus supplement.

DISCONTINUANCE OR MODIFICATION OF THE REFERENCE ASSET

If the reference sponsor (as defined below) discontinues publication of or otherwise fails to publish the reference asset on any day on which the reference asset is scheduled to be published and the reference sponsor or another entity publishes a successor or substitute index that the calculation agent determines to be comparable to the discontinued index (the comparable index, the “successor index”), then that successor index will be deemed to be the reference asset for all purposes relating to the notes, including for purposes of determining whether a market disruption event exists. Upon any selection by the calculation agent of a successor index, the calculation agent will furnish written notice to us and the holders of the notes.

If the reference asset is discontinued or if the reference sponsor fails to publish the reference asset and the calculation agent determines that no successor index is available at that time, then the calculation agent will determine the reference asset level using the same general methodology previously used by the reference sponsor. The calculation agent will continue to make that determination until the earlier of (i) the final valuation date or (ii) a determination by the calculation agent that the reference asset or a successor index is available. In that case, the calculation agent will furnish written notice to us and the holders of the notes.

If at any time the method of calculating the reference asset or a successor index, or the value thereof, is changed in a material respect, or if the reference asset or a successor index is in any other way modified so that, in the determination of the calculation agent, the value of that index does not fairly represent the value of the reference asset or successor index that would have prevailed had those changes or modifications not been made, then the calculation agent will make the calculations and adjustments as may be necessary in order to determine a value comparable to the value that would have prevailed had those changes or modifications not been made. If, for example, the method of calculating the reference asset or a successor index is modified so that the value of that index is a fraction of what it would have been if it had not been modified, then the calculation agent will adjust that index in order to arrive at a value of the reference asset or the successor index as if it had not been modified. In that case, the calculation agent will furnish written notice to us and the holders of the notes.

Notwithstanding these alternative arrangements, discontinuance of the publication of the reference asset may adversely affect the value of, and trading in, the notes.

“Reference sponsor” means the Philadelphia Stock Exchange, Inc.

EVENTS OF DEFAULT AND ACCELERATION

If the calculation agent determines that the notes have become immediately due and payable following an event of default (as defined in the prospectus) with respect to the notes, the calculation agent will determine the accelerated cash settlement value due and payable in the same general manner as described in “Summary-Payment at Maturity” on page 2 of this pricing supplement. In that case, the scheduled trading day preceding the date of acceleration will be used as the final valuation date for purposes of determining the accelerated index return. If a market disruption event exists with respect to the reference asset on that scheduled trading day, then the final valuation date for the reference asset will be postponed for up to eight scheduled trading days (in the same general manner used for postponing the originally scheduled final valuation date). The accelerated maturity date will be the third business day following the accelerated final valuation date.

If the notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the notes. For more information, see “Description of Debt Securities — Events of Default” and “— Events of Default; Defaults” in the prospectus.

You should only rely on the information contained in this pricing supplement, the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying prospectus supplement and prospectus are not an offer to sell these notes, and these documents are not soliciting an offer to buy these notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying prospectus supplement and prospectus is correct on any date after their respective dates.

		HSBC USA Inc. $316,000.00 Enhanced Market Participation Notes October 30, 2007 PRICING SUPPLEMENT
TABLE OF CONTENTS
Pricing supplement
Summary	PR-2
Investor Suitability	PR-3
Risk Factors	PR-4
Illustrative Examples	PR-6
Description of the Reference Assets	PR-9
Certain U.S. Federal Income Tax Considerations	PR-12
Certain ERISA Considerations	PR-12
Discontinuance or Modification of the Reference Asset	PR-12
Events of Default and Acceleration	PR-13
Prospectus Supplement
Risk Factors	S-3
Pricing Supplement	S-13
Description of Notes	S-14
Sponsors or Issuers and Reference Asset	S-25
Use of Proceeds and Hedging	S-26
Certain U.S. Federal Income Tax Considerations	S-26
Supplemental Plan of Distribution	S-38
Prospectus
About this Prospectus	2
Special Note Regarding Forward-Looking Statements	2
HSBC USA Inc.	3
Use of Proceeds	3
Description of Debt Securities	4
Description of Preferred Stock	16
Description of Warrants	22
Description of Purchase Contracts	26
Description of Units	29
Book-Entry Procedures	32
Limitations on Issuances in Bearer Form	36
Certain U.S. Federal Income Tax Considerations
Relating to Debt Securities	37
Plan of Distribution	52
Notice to Canadian Investors	54
Certain ERISA Matters	58
Where You Can Find More Information	59
Legal Opinions	59
Experts	59